SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NovaDel Pharma Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66986X 10 6
(CUSIP Number)

Jay Moorin
ProQuest Investments
90 Nassau Street, 5th Floor
Princeton, NJ 08542-4520
(781) 762-0123
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986X 10 6	13D	Page 2 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II, L.P. 22-3764772
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,299,576*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,299,576*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,299,576*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14.		TYPE OF REPORTING PERSON PN
* Includes 4,446,724 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 3 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II Advisors Fund, L.P. 22-3784567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 193,233*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 193,233*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,233*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.		TYPE OF REPORTING PERSON PN
* Includes 48,690 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 4 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates II LLC 22-3764735
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,492,809*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,492,809*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,809*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14.		TYPE OF REPORTING PERSON CO
* Includes 4,495,414 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 5 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,620,617*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,620,617*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,620,617*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14.		TYPE OF REPORTING PERSON PN
* Includes 7,967,303 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 6 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,620,617*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,620,617*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,620,617*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14.		TYPE OF REPORTING PERSON CO
* Includes 7,967,303 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 7 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,113,426*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,113,426*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,113,426*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.		TYPE OF REPORTING PERSON IN
* Includes 12,462,717 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 8 of 15 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,113,426*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,113,426*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,113,426*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.		TYPE OF REPORTING PERSON IN
* Includes 12,462,717 shares subject to currently exercisable warrants.

CUSIP No. 66986X 10 6	13D	Page 9 of 15 Pages

Introduction

Item 1. Security and Issuer.

This Schedule 13D, together with amendments, relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by NovaDel Pharma Inc. (the “Issuer”). The Issuer’s principal executive office is located at 25 Minneakoning Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

(a)-(c)	ProQuest Investments II, L.P. (“Investments II”) is a Delaware limited partnership with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

ProQuest Investments II Advisors Funds, L.P. (“Advisors Fund”) is a Delaware limited partnership with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

ProQuest Associates II LLC (“Associates II”) is a Delaware limited liability company and the general partner of Investments II and Advisors Fund, with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

ProQuest Investments III, L.P. (“Investments III”) is a Delaware limited partnership with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

ProQuest Associates III LLC (“Associates III”) is a Delaware limited liability company and the general partner of Investments III, with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

Jay Moorin (“Moorin”) is an individual and Managing Member of Associates II and Associates III. The principal business address for Jay Moorin is c/o ProQuest Investments, 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

Alain Schreiber (“Schreiber”) is an individual and Managing Member of Associates II and Associates III. The principal business address for Alain Schreiber is c/o ProQuest Investments, 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

Investments II, Advisors Fund, Associates II, Investments III, Associates III, Moorin and Schreiber are referred to as the Reporting Persons.

(d)
During the last five years, none of Investments II, Advisors Fund, Associates II, Investments III, Associates III, Moorin or Schreiber have been convicted in a criminal proceeding (excluding traffic violations or

CUSIP No. 66986X 10 6	13D	Page 10 of 15 Pages

similar misdemeanors).

(e)
During the last five years, none of Investments II, Advisors Fund, Associates II, Investments III, Associates III, Moorin or Schreiber have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Investments II, Advisors Fund and Investments III are Delaware limited partnerships. Associates II and Associates III are Delaware limited liability companies. Moorin is a United States citizen.  Schreiber is a United States resident alien.

Item 3. Source and Amount of Funds or Other Consideration.

As of May 6, 2008, the Reporting Persons owned 6,267,570 shares of Common Stock and warrants to purchase 2,207,270 shares of Common Stock (shares issuable upon exercise of warrants are referred to as “warrant shares”) as follows:  Investments II directly owned 1,262,747 shares and 444,704 warrant shares; Advisors Fund directly owned 30,397 shares and 10,704 warrant shares; Associates II indirectly owned 1,293,144 shares and 455,408 warrant shares; Investments III directly, and Associates III indirectly, owned 4,974,426 shares and 1,751,862 warrant shares; and each of Moorin and Schreiber indirectly owned 6,267,570 shares and 2,207,270 warrant shares.  On May 6, 2008, Investments II, Advisors Fund and Investments III entered into a Securities Purchase Agreement with the Issuer pursuant to which they agreed to purchase up to $4,000,000 of secured convertible notes (the “Convertible Notes”), and accompanying warrants (the “Warrants”) in two separate closings.  On May 30, 2008, the initial closing occurred and Investments II acquired 1,007,365 shares issuable upon the conversion of Convertible Notes and 604,419 warrant shares; Advisors Fund acquired 24,251 shares issuable upon the conversion of Convertible Notes and 14,551 warrant shares; and Investments III acquired 3,968,384 shares issuable upon the conversion of Convertible Notes and 2,381,030 warrant shares.  These acquisitions were financed by working capital.

On October 17, 2008, the second closing occurred and Investments II acquired 2,164,764 shares issuable upon the conversion of Convertible Notes and 1,298,858 warrant shares; Advisors Fund acquired 52,114 shares issuable upon the conversion of Convertible Notes and 31,268 warrant shares; and Investments III acquired 8,527,803 shares issuable upon the conversion of Convertible Notes and 5,116,683 warrant shares.  These acquisitions were financed by working capital.

On April 29, 2009, the Issuer made cash payments for part of the outstanding principal of some of the May 30, 2008 Convertible Notes.  Accordingly, the number of shares underlying the May 30, 2008 Convertible Notes was reduced as follows:  Investments II disposed of 682,949 shares; Advisors Fund disposed of 16,441 shares; and Investments III disposed of 2,690,441 shares.

CUSIP No. 66986X 10 6	13D	Page 11 of 15 Pages

On December 31, 2009, pursuant to an agreement dated December 31, 2009 among Investments II, Advisors Fund, Investments III and the Issuer (the “December 2009 Agreement”), all of the outstanding principal and accrued but unpaid interest on the Convertible Notes plus certain promissory notes issued to the Reporting Persons in satisfaction of liquidated damages, consisting of an aggregate amount of $3,657,000, was converted into an aggregate of 23,237,083 shares of Common Stock at a conversion price of $.1574.  In addition, also pursuant to the December 2009 Agreement, (i) 220,726 warrants owned by the Reporting Persons were retired and (ii) the exercise price of all remaining warrants owned by the Reporting Persons was reduced to $.1888 per share.  No additional cash consideration was paid by the Reporting Persons in connection with such transactions.

On March 31, 2010, pursuant to an agreement dated March 31, 2010 among Investments II, the Issuer and other investors party thereto (the “March 2010 Agreement”), Investments II acquired 4,848,485 shares of Common Stock, Series A Warrants (the “Series A Warrants”) to purchase 2,424,423 shares of Common Stock and Series B Warrants (the “Series B Warrants”) to purchase 1,616,162 shares of Common Stock.  The aggregate purchase price for these shares, Series A Warrants and Series B Warrants was $800,000.03.  This acquisition was financed by working capital.

On September 30, 2010, the Series B Warrants expired in accordance with their terms.

On November 10, 2010, the Reporting Persons exercised an aggregate of 1,394,871 Warrants, of which 281,030 Warrants were exercised by Investments II, 6,763 Warrants were exercised by Advisors Fund and 1,107,078 Warrants were exercised by Investments III, all at an exercise price of $.1888.  Such exercises were made on a net exercise basis, resulting in the acquisition by the Reporting Persons of an aggregate of 297,571 shares of Common Stock, of which 59,953 shares were acquired by Investments II, 1,442 shares were acquired by Advisors Fund and 236,176 shares were acquired by Investments III.

Item 4. Purpose of Transaction.

The Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 66986X 10 6	13D	Page 12 of 15 Pages

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the direct and indirect beneficial owners of an aggregate of 34,650,709 shares of Common Stock and 12,462,717 currently exercisable warrant shares, over all of which securities they have shared voting and shared dispositive power.

The 47,113,426 shares of Common Stock beneficially owned by the Reporting Persons represent 42.4% of the issued and outstanding shares of Common Stock based on 98,681,029 shares of Common Stock outstanding as of November 10, 2010 based on 98,383,458 shares of Common Stock outstanding as of November 1, 2010 as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010 plus 297,571 shares issued to the Reporting Persons in the transactions described herein.  Of such 47,113,426 shares, 15,299,576, or 14.8%, are beneficially owned by Investments II; 193,233, or .2%, are beneficially owned by Advisors Fund; 15,492,809, or 15.0%, are beneficially owned by Associates II; 31,620,617, or 29.6%, are beneficially owned by each of Investments III and Associates III; and 47,113,426, or 42.4%, are beneficially owned by each of Moorin and Schreiber.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Entity	Date	Warrants Disposed of	Shares Acquired	Price Per Security	Where and How Effected
Investments II	9/30/2010	1,616,162	--	--	Expiration of Series B Warrants
Investments II	11/10/2010	281,030	59,953	*	Exercise of Warrants
Advisors Fund	11/10/2010	6,763	1,442	*	Exercise of Warrants
Associates II	11/10/2010	287,793	61,395	*	Exercise of Warrants
Investments III	11/10/2010	1,107,078	236,176	*	Exercise of Warrants
Associates III	11/10/2010	1,107,078	236,176	*	Exercise of Warrants
Moorin	11/10/2010	1,394,871	297,571	*	Exercise of Warrants

CUSIP No. 66986X 10 6	13D	Page 13 of 15 Pages

Entity	Date	Warrants Disposed of	Shares Acquired	Price Per Security	Where and How Effected
Schreiber	11/10/2010	1,394,871	297,571	*	Exercise of Warrants
*Exercise price of Warrants was $.1888 per share; exercises were made on a net exercise basis in lieu of cash payment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.1
Securities Purchase Agreement, dated May 6, 2008, by and among the Issuer, ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P. and ProQuest Investments III, L.P. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.2
Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, by and among the Issuer, ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P. and ProQuest Investments III, L.P. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.3
Note and Warrant Amendment Agreement, dated December 31, 2009 among ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., ProQuest Investments III, L.P. and the Issuer (previously filed).

10.4
Securities Purchase Agreement dated March 31, 2010 by and among the Issuer, ProQuest Investments II, L.P. and other investors party thereto (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer on March 31, 2010 (File No. 001-32177)).

24.1	Power of Attorney (previously filed).

99.1	Joint Filing Agreement, dated December 23, 2008, between

CUSIP No. 66986X 10 6	13D	Page 14 of 15 Pages

ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., ProQuest Associates II LLC, ProQuest Investments III, L.P., ProQuest Associates III LLC, Jay Moorin and Alain Schreiber relating to the filing of a joint statement on Schedule 13D (previously filed).

CUSIP No. 66986X 10 6	13D	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2010
/s/ Pasquale DeAngelis

Pasquale DeAngelis, as a member of ProQuest Associates III LLC and on behalf of ProQuest Investments III, L.P., and as a member of ProQuest Associates II LLC and on behalf of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P.

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP No. 66986X 10 6	13D	Page 16 of 15 Pages

Exhibit Index
Exhibit No.	Description

4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.1
Securities Purchase Agreement, dated May 6, 2008, by and among the Issuer, ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P. and ProQuest Investments III, L.P. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.2
Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, by and among the Issuer, ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P. and ProQuest Investments III, L.P. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed by the Issuer on June 3, 2008 (File No. 001-32177)).

10.3
Note and Warrant Amendment Agreement, dated December 31, 2009 among ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., ProQuest Investments III, L.P. and the Issuer (previously filed).

10.4
Securities Purchase Agreement dated March 31, 2010 by and among the Issuer, ProQuest Investments II, L.P. and other investors party thereto (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer on March 31, 2010 (File No. 001-32177)).

24.1	Power of Attorney (previously filed).

99.1
Joint Filing Agreement, dated December 23, 2008, between ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., ProQuest Associates II LLC, ProQuest Investments III, L.P., ProQuest Associates III LLC, Jay Moorin and Alain Schreiber relating to the filing of a joint statement on Schedule 13D (previously filed).